UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-36765

Hello Group Inc.

Building 203, Block A10

Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

RESIGNATION OF Chief Operating Officer

Ms. Sichuan Zhang has tendered her resignation as the chief operating officer of Hello Group Inc. (the “Company”) effective July 31, 2026, due to personal reasons. This resignation applies solely to Ms. Zhang’s role as the chief operating officer of the Company and she will continue to serve as a member of the board of directors of the Company. Ms. Zhang’s resignation was not due to any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hello Group Inc.

By	:	/s/ Cathy Hui Peng
Name	:	Cathy Hui Peng
Title	:	Chief Financial Officer

Date: July 31, 2026